Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

3 May 2018

Consolidated Results for the Fourth Quarter and full year

ended 31 March 2018

Q4 EBITDA of ₹ 7,929 crore, highest in 5 years

Q4 PAT doubles to ₹ 5,675 crore q-o-q

Mumbai, India: Vedanta Limited today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31 March 2018 (FY 2018).

Financial Highlights

FY 2018

•	Revenues up 22% at ₹ 92,923 crore

•	EBITDA up 19% at ₹ 25,470 crore

•	Att. PAT[3] up 10% at ₹ 8,025 crore

•	Free cash flow of ₹ 7,880 crore

Q4 FY 2018

•	Revenues up 13% q-o-q at ₹ 27,630 crore

•	EBITDA up 17%q-o-q at ₹ 7,929 crore

•	Att. PAT[3] up 15% q-o-q at ₹ 2,420 crore

•	Free cash flow of ₹ 3,240 crore

Other Financial Highlights

•	Gross Debt[2] reduced by ₹ 8,512 crore since March 31, 2017

•	Net Debt/EBITDA at 0.9x, among the lowest across Indian and global peers

•	Declared highest ever interim dividend of ₹ 7,881 crore in Mar ‘18

•	Strong financial position with cash & liquid investments of ₹ 36,201 crore

•	Contribution to the ex-chequer in FY 2018 at c. ₹ 33,000 crore

•	Vedanta Limited’s resolution plan to acquire Electrosteel Steels Limited approved by NCLT; this acquisition to complement the Group’s existing Iron ore Business by way of vertical integration

Operational Highlights for FY2018

•	Record annual production of refined zinc-lead and silver at Zinc India

•	Oil & Gas:

•	Mar 18 exit run rate of 200,000 boepd

•	Growth Projects on track with contracts of $1.3bn awarded

•	Zinc International : Gamsberg project on track to commence production by mid CY 2018

•	Aluminum: Record annual production at 1.7mt; with an exit run rate of c.2.0 mtpa

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

•	Copper India: Record annual production, Operations at Tuticorin Smelter under shutdown pending renewal of Consent to Operate (CTO)

•	Iron Ore: Expecting increase in company-wise mining cap allocation in Karnataka in Q1 FY2019; Goa mining operations shut due to state wide ban

•	Power: 1,980 MW Talwandi Sabo Power Plant operated at 93% availability in Q4 FY18

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Excluding repayment of temporary borrowing by Zinc India, preference shares issued pursuant to Cairn merger in April.
3.	Before exceptional & before DDT

Mr. Navin Agarwal, Chairman Vedanta Limited, said, “FY2018 was a transformational year for Vedanta. The diversified, well-invested and low-cost portfolio of the company delivered industry-leading volume growth during the year. The company’s financial profile continues to strengthen and provides a strong foundation for the next phase of growth through the attractive organic opportunities in each of our businesses. The company paid a record interim dividend of ₹ 7881 crore and contributed c. ₹ 33,000 crore to the exchequer in FY 2018. I am excited about the many growth opportunities for the company which will further enhance shareholder value.”

Mr. Kuldip Kaura, Chief Executive Officer, Vedanta Ltd, said, “I am pleased with the strong operational and financial results for Vedanta in FY17-18. Our volume ramp-up plans stayed on track, resulting in a significantly higher EBITDA for the year, despite challenges from input price inflation. We maintain a strong balance sheet and are committed to our capital allocation framework. I am pleased with the various initiatives undertaken during the year to drive operational excellence through use of innovative technology, benchmarking, people practices and HSE. In 2019, our focus is to generate strong cash flows on the strength of higher volumes and improved cost structure in our businesses which will further strengthen our financials and will drive superior shareholder returns.”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

Particulars (In ₹ Crore, except as stated)	Q4	Q4	% Change	Q3	FY 2018	FY 2017	% Change
	FY 2018	FY 2017		FY 2018
Net Sales/Income from operations	27,630	23,691	17%	24,361	92,923	76,171	22%
EBITDA	7,929	7,275	9%	6,781	25,470	21,437	19%
EBITDA Margin[1]	38%	44%		35%	36%	39%
Finance cost	1,424	1,503	-5%	1,306	5,783	5,855	(1)%
Other Income	993	921	8%	573	3,574	4,581	(22)%
Profit before Depreciation and Taxes	7,406	6,768	9%	6,031	22,955	20,058	14%
Depreciation	1,683	1,604	5%	1,645	6,283	6,292	0%
Profit before Exceptional items	5,723	5,164	11%	4,386	16,672	13,766	21%
Exceptional Items (Credit)/Expense [2]	(2,869)	114	—	158	(2,897)	114	—
Tax excluding DDT	2,403	636	—	1,397	5,339	2,103	—
Tax – DDT	(1,536)	154	—	—	(1,536)	196	—
Tax – Special Items	2,050	34	—	(38)	2,074	34	—
Profit After Taxes	5,675	4,226	34%	2,869	13,692	11,319	21%
Profit After Taxes before Exceptional	4,856	4,374	11%	2,989	12,869	11,467	12%
PAT (before Exceptional & DDT)	3,320	4,528	(27)%	2,989	11,333	11,663	(3)%
Minority Interest	873	1,578	(45)%	875	3,350	4,358	(23)%
Share of Profit of Associate	0	(1)	—	0	—	(3)
Attributable PAT after exceptional item	4,802	2,647	81%	1,994	10,342	6,958	49%
Attributable PAT before exceptional item	3,956	2,816	40%	2,114	9,561	7,127	34%
Attributable (before exceptional & DDT)	2,420	2,970	(19)%	2,114	8,025	7,323	10%
Basic Earnings per Share (₹/sh.)	12.95	8.94	45%	5.38	28.30	23.47	21%
Basic EPS before Exceptional (₹/sh.)	10.67	9.51	12%	5.70	26.17	24.04	9%
Basic EPS (before exceptional & DDT)	6.53	10.02	(35)%	5.70	21.96	24.70	(11)%
Exchange rate (₹/$) – Average	64.31	67.01	(4)%	64.74	64.45	67.09	(4)%
Exchange rate (₹/$) – Closing	65.04	64.84	0%	63.93	65.04	64.84	0%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	In view of clarification issued by Ind AS Transition Facilitation Group, the Group has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. DDT on profits of subsidiaries which is to be utilized against the equity dividend declared by the Company is recognised in statement of changes in equity as against the previous policy of recognizing the same in the statement of profit and loss. The financial results for the previous periods/year have been restated to give effect of the same
4.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

Revenues

Revenue for Q4 at ₹ 27,630 crore, was up 13% sequential basis, primarily on account of higher volumes and improved commodity prices.

On y-o-y basis, revenue was higher by 17% primarily on account of higher volume from Oil & Gas, Aluminium, Copper India business and improved commodity prices, partially offset by currency appreciation and lower volume at Zinc India as per mine plan

Revenues for FY 18 were at ₹ 92,923 crore up 22% y-o-y. The increase was mainly on account of ramp-up of capacities at Aluminium, record production from Zinc India and improved commodity prices partly offset by currency appreciation and lower sales at Iron ore.

EBITDA and EBITDA Margins

EBITDA for Q4 at ₹ 7,929 crore, was up 17% on sequential basis, primarily on account of higher volumes from Zinc India and Aluminium business, capitalisation of pot relining expenses at Aluminium business and improved commodity prices. This was partially offset by input commodity inflation mainly Alumina, Carbon and Coal.

On y-o-y basis, it was up 9% primarily on account of record production at Aluminium business, capitalisation of pot relining expenses and improved commodity prices partly offset by input commodity inflation and currency appreciation.

EBITDA for the year was ₹ 25,470 crore up 19% on account of record production from Zinc India and Aluminium and improved commodity prices. This was partially offset by input commodity inflation, currency appreciation, lower sales at Iron ore Goa.

We maintained industry leading robust EBITDA margin1 of 36% for the year (FY 2017: 39%)

Depreciation & Amortization

Depreciation for Q4 FY 2018 at ₹ 1,683 crore was higher q-o-q basis by ₹ 38 crore primarily on account of higher capitalisation at Aluminium business, higher production at Zinc India partially offset by lower depreciation at Oil and Gas due to change in reserve estimates

On y-o-y basis, it was higher by ₹ 79 crore mainly due to higher capitalisation at Aluminium business offset by lower charge at Oil & Gas business due to change in method of calculation of Unit of production (UOP) charge to “Proved and Developed Oil and Gas Reserves” (1P) and change in reserves estimation.

Depreciation and amortisation for FY2018 was ₹ 6,283 crore flat compared to FY17.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

Finance Cost and Other Income

Finance cost for Q4 FY 2018 was at ₹ 1,424 crore, 9% higher q-o-q basis primarily due to capitalisation at Aluminium business. On y-o-y basis, it was lower by 5% mainly on account of deleveraging during FY 2018 partially offset by dividend payments on preference shares issued to the shareholders of Cairn India pursuant to the merger with the Company in April and capitalisation of pots at Aluminium business.

Finance cost for FY 2018 was ₹ 5,783 crore was marginally lower compared to ₹ 5,855 crore in FY 2017 on account of de-leveraging during the year and lower interest rates, partially offset by dividends on preference shares issued to the shareholders of Cairn India pursuant to the merger with the Company in April, interest cost on temporary borrowings at Zinc India and capitalization of pots at Aluminium business.

Other Income was at ₹ 993 crore, higher on a q-o-q basis by ₹ 420 crore. Q3 FY18 other income was lower on account of lower return on investments due to sharp rise in G-Sec yields resulting in mark-to-market losses on investments. On y-o-y basis, other income was higher by ₹ 72 crore.

Other Income for FY 2018 was at ₹ 3,574 crore lower by ₹ 1,007 crore primarily owing to lower investment due to special dividend payments by Zinc India and Vedanta Limited and deleveraging during the year, lower return on investments due to sharp rise in G-Sec yields resulting in mark-to-market losses on investments.

Exceptional Items

The exceptional gains in Q4 was ₹ 2,869 crore mainly on account of reversal of previously recorded impairment of ₹ 7,016 crore at our Oil and Gas business following the progress on the key growth projects which are expected to result in enhanced recovery of resources; partially offset by impairment of Iron ore Goa assets of ₹ 2,329 crore due to suspension of mining operations from March 16, 2018 pursuant to Supreme Court Order dated February 7, 2018 and reclassification of FCTR relating to subsidiary investment companies under liquidation of ₹ 1,485 crore.

Taxes

Tax expense (before exceptional items & DDT) was at ₹ 5,339 crore during the year, resulting in a tax rate of 32% higher compared to 15% in FY 2017 mainly due to phasing out of investment allowance claims, change in cess rate from 3% to 4% as per the Finance Act 2018 and change in profit mix.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable PAT before exceptional items and DDT for the quarter was at ₹ 2,420 crore 15% higher q-o-q.

For FY 18, attributable PAT before exceptional items and DDT was at ₹ 8,025 crore 10% higher y-o-y. Minority interest was at 29%.

EPS for the year before exceptional items and DDT was at ₹ 21.96 per share compared to ₹ 24.70 per share for FY 17.

Balance Sheet

Our financial position remains strong with cash and liquid investments of ₹ 36,201 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of ~₹ 3,500 crore as on March 31, 2018.

Gross debt was at ₹ 58,159 crore on 31st March, 2018, including Preference shares of ₹ 3,010 crore issued pursuant to the Cairn merger. During the year, gross debt reduced by ₹ 8,512 crore (excluding repayment of ₹ 7,908 crore temporary borrowing by Zinc India, preference shares issued pursuant to the Cairn merger)

Net debt was at ₹ 21,958 crore on 31st March 2018, higher y-o-y on account of payment of special dividends, acquisition of Avanstrate Inc, partially offset by free cash flow generation during the year.

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. Recently, we received the following recognitions:

•	Hindustan Zinc received Five Star Rating Award for Rajpura Dariba mine and Rampura Agucha mine by Ministry of Mines, Govt. of India. It also received the ET Now CSR Leadership Award 2018 for best CSR practices.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

•	Cairn Oil & Gas, midstream (pipeline) operations and upstream operations was awarded ‘Five Star’ rating from British Safety Council.

•	Cairn’s Ravva offshore & onshore facility secured ‘First’ place in Manufacturing – Process Category and a ‘5-Star’ rating Award for Excellence in EHS Practices in CII-SR-EHS Excellence-Award-2017.

•	Cairn Oil & Gas also won the prestigious ‘Rajasthan CSR Award 2018’ for its CSR initiative – Jeevan Amrit (Safe Drinking Water Project) under the WASH category (Water, Sanitation & Hygeine) in 2nd Rajasthan CSR Awards organized by Government of Rajasthan

•	Vedanta Lanjigarh received the India Green manufacturing award in March 2018. It also received the Lowest weighted frequency rate of accidents award by Dept. of Factories & Boilers.

•	Jharsugda won the ‘Corporate Recognition Award for implementation of Behaviour based safety’ at the 2nd Annual National BBS Conference

•	BALCO was awarded the Shristi G – Cube Awards 2018 for Good Green Governance on occasion of The Earth Day given by the Ex-Governor of Odisha

•	Talwandi Sabo Power Limited stood runner up under “Excellence in Research and Development” award category in 7th edition Fly Ash Utilization 2018 Awards” given by the Mission Energy Foundation.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on Thursday, 3 May 2018, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on May 3, 2018	India – 6:30 PM (IST)	India: +91 7045671221 Toll free: 1800120 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114
	Singapore – 9:00 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 2:00 PM (UK Time)	Toll free number 0 808 101 1573
	US – 9:00 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (May 3, 2018 to May 9, 2018)		+91 22 7194 5757 Passcode: 93937#

For further information, please contact:

Communications Arun Arora Head Communications	Tel: +91 1244593000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Aarti Raghavan VP – Investor Relations

Sneha Tulsyan

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 9

Audited Results for the Fourth Quarter and Full Year Ended 31 March 2018

Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, aluminium, copper, iron ore and commercial power. The company has a presence across India, South Africa and Namibia. Vedanta Ltd has a portfolio of world-class, low-cost, scalable assets that consistently generate strong profitability and have robust cash flows. The company holds industry-leading market shares across its core divisions.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/ Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India. The company is in the Nifty 50 Index and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 9